August 2, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn. Mindy Hooker and Anne McConnell

Re: Lumentum Holdings Inc.
Form 10-K for the fiscal year ended July 1, 2023
Form 8-K filed on August 17, 2023
File No. 1-36861

Ladies and Gentlemen,
Lumentum Holdings Inc. (“Lumentum” or the “Company”) submits this letter in response to the comments contained in the correspondence of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 5, 2024 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended July 1, 2023 (the “Form 10-K”) and Form 8-K filed on August 17, 2023 (the “Form 8-K").

For reference purposes, the text of the comments in the Comment Letter have been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 8-K filed August 17, 2023
Exhibit 99.1

1.We have considered your response to prior comment 1 regarding non-GAAP adjustments for incremental cost of sales related to components previously acquired from various brokers to satisfy customer demand. Although your purchases on the secondary market were for “many multiples of the price charged by the customary supplier of the product”, it does not appear that a non-GAAP adjustment for the incremental costs charged by third party brokers over the standard purchase price of such goods is consistent with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please further explain why this adjustment is not a normal operating expense or remove it from your non-GAAP reconciliations.

We respectfully advise the Staff that these incremental cost of sales related solely to the incremental costs of components that we acquired from various brokers for a limited period over and above the cost of the same components that we acquired from our normal suppliers. The need to acquire product from the secondary market was the direct result of unprecedented industry-wide constraints on our supply chain that were known with certainty to be short term, and were caused by the COVID-19 pandemic. We had never before experienced such extreme situations, and we do not reasonably expect such extreme shortages to exist in the future. Notwithstanding our belief that these short-term, incremental costs were not part of our normal operating expenses, in light of the Staff’s comment, beginning in the first fiscal quarter of FY 2025, which began June 30, 2024 and ends September 28, 2024, we will no longer exclude these charges from our non-GAAP results.

2)    Your response to prior comment 1 regarding the non-GAAP adjustment for net excess and obsolete inventory charges explains that the amount recognized relates to products that could no longer be sold to Huawei and could not be sold to any other customer. Please explain why these products could not be sold to another customer. In addition, more fully describe how your business was affected by the loss of Huawei as a customer.

Lumentum respectfully advises the Staff that our company, and our competitors in optical and photonics products, do not sell our telecom products to the end consumers. Instead, the majority of our customers have historically been, and are currently, original equipment manufacturers (“OEMs”) that incorporate our products into their products, which then address end-market applications. For example, we sell fiber optic components that network equipment manufacturers (“NEMs”) assemble into communications networking systems, which they sell to communication service providers, hyperscale cloud operators, and enterprises with their own networks.

The specifications of our products vary from customer to customer. Our finished goods products (FG), in most cases, are highly customized and very customer-specific. Even if we sell a similar product to several different OEM customers, each customer will likely have a different bill of materials (BOM) with unique parts, different performance requirements, and different testing parameters. Qualification by our customers of the interoperability of our products into our customers products, prior to high volume shipments for revenue, is normal for our industry, and occurs with all products sold to large-scale OEM’s like Huawei. Therefore, any cancellations will require write offs of inventory. For finished goods products, the write offs are generally 100% of the inventory value because the cost to tear down, refurbish, and retest the products often exceeds the value of the inventory. At the work-in-process level (WIP), the write offs will be a varying portion, generally between 20% and 100%, depending on the staging of the WIP, and uniqueness of the specifications. At the raw materials level, most of the components are generally usable for other customers, assuming sufficient demand, but write offs will still exist for any unique components.

In the case of Huawei, the majority of our inventory write downs that occurred due to the BIS export restrictions were WIP and FG wavelength-selective-switch (WSS) products, which is a product line within our Cloud and Networking operating segment.  Our WSS products are highly customized for each Network Equipment Manufacturer (NEM) like Huawei, given the communications networking systems they design and sell are significantly differentiated (the NEM’s are competitors). This means WIP and FG inventory cannot be used for other applications at other NEM’s.

With respect to the impact to our business caused by the export restrictions and inability to supply Huawei, we would like to first reiterate that our sales to Huawei in the fourth quarter of FY 2024 were zero, compared to previous quarterly averages of approximately $50 million ($188 million, or 10.8% of revenue in fiscal year 2021, and $221 million, or 13.2% of revenue in fiscal year 2020). The export restrictions also affected the utilization of our manufacturing capacity (and resulting excess capacity charges). See further responses to Question 3) below. Lastly, we would like to refer the Staff to the disclosures in our Risk Factors with respect to the risks and impacts to our business, which appears most recently in our Form 10-Q for the quarter ended March 30, 2024, filed on May 7, 2024.

3)    You address your non-GAAP adjustment for abnormal excess capacity in your response to prior comment 1. Please further address the following:

Lumentum respectfully addresses each of the Staff’s supplemental points separately below. In summary, we believe the removal of these costs was justified in light of the unique circumstances, and consistent with the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, including Question 100.01. However, in light of the Staff’s comments, we understand that the Staff may view charges related to underutilization of our manufacturing facilities as part of our normal operations, regardless of the underlying driver of such underutilization charges. Therefore, beginning in the first fiscal quarter of FY 2025, which began June 30, 2024 and ends September 28, 2024, we will no longer exclude these charges from our non-GAAP results.

•Your response notes the non-GAAP adjustments for abnormal excess capacity are attributable to three discrete factors. Tell us how the amount of the non-GAAP adjustment was calculated and quantify the amount associated with each of the three factors you identified.

We advise the Staff that although we know qualitatively that the three factors provided in our last response (Huawei restrictions, COVID-19 supply chain, and post M&A facility consolidation) are the three primary drivers of the higher excess capacity charges, we are unable to specifically quantify how much of each of the three factors impacted our excess capacity. In addition, the impacts of each would change from quarter to quarter.

In total, we were able to easily quantify the amounts in total by comparing the amount of excess capacity to the excess capacity experienced in periods prior to these three factors existing. We believe it is useful information to investors to show quantitatively, in addition to the more prominently presented GAAP numbers, the impact to our results from the underutilized capacity which is driven by these factors that we do not consider part of our normal ongoing operations. However, as mentioned above, beginning in the first fiscal quarter of FY 2025, which began June 30, 2024 and ends September 28, 2024, we will no longer exclude these charges from our non-GAAP results.

•Your response dated March 15, 2024, referred to continued depreciation on equipment and facilities that are winding down and will have minimal production. Clarify why you believe minimal production is a factor that supports an adjustment to your non-GAAP measures for depreciation expense.

Please see above response. As the minimal production is driven by post-M&A facilities restructuring activities, and such charges would cease when the restructuring was completed, we believe excluding these charges allows investors to see an alternative view of our results including only normal operations. However, as mentioned above, beginning in the first fiscal quarter of FY 2025, which began June 30, 2024 and ends September 28, 2024, we will no longer exclude these charges from our non-GAAP results.

•Clarify the nature of the additional costs and expenses related to the restructuring of your manufacturing operations to eliminate the additional excess capacity associated with products you historically sold to Huawei. As part of your response, tell us whether the facilities where these costs and expenses were incurred continued to operate in the periods when these non-GAAP adjustments were made.

We would like to clarify to the Staff that our reference to additional costs and expenses was in the context of additional amounts being charged to the income statement, as opposed to being absorbed into the standard cost and part of our ongoing gross margin profile. As stated,

“The export control restrictions against Huawei that caused excess and obsolete inventory, as detailed above, have also resulted in excess manufacturing capacity. We are in the process of restructuring our manufacturing operations to eliminate such additional excess capacity in the future, but we have experienced additional costs and expenses related thereto.”

We respectfully advise the Staff that the “additional costs and expenses thereto” referred to the additional excess capacity charges being recognized in the income statement because of lower production, not incremental spending that occurred due to the Huawei related export control restrictions. The additional excess capacity created by no longer being able to build and sell to Huawei primarily impacted one of our facilities in California, where we produce components for our WSS products, a product line within our Cloud and Networking operating segment. WSS components were sent to our third-party contract manufacturer in Thailand for final module build, packaging and testing. These facilities continue to operate but we have excess capacity charges related to this product line.

•For your non-GAAP adjustment for underutilized manufacturing capacity, your response identifies factors such as customers cutting their orders and not taking shipments you had originally projected. Explain why a non-GAAP adjustment for manufacturing capacity you enabled based on previously forecasted demand is consistent with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

We believe that excess capacity that is driven by normal operational shifts should be recorded to our non-GAAP results. For example, customers cancelling orders, if such cancellations are driven by 1) a loss of market share to a competitor 2) a reduction in needs/consumption by the end consumer, 3) generational changes in product lines and obsolescence, or any other changes that are expected to occur from time to time in the normal course of business, are all considered by us to be normal and recurring.

We believe these circumstances were unique. The cutting of orders was driven by unprecedented supply chain factors caused by the COVID 19 pandemic, and the Huawei export restrictions.

However, as mentioned above, beginning in the first fiscal quarter of FY 2025, which began June 30, 2024 and ends September 28, 2024, we will no longer exclude these charges from our non-GAAP results.

•For amounts related to post-acquisition facility consolidation, your response refers to excess capacity charges during periods where production lines and facilities are being shut down, transferred, and re-qualified in new facilities. Explain how these amounts relate to your restructuring activities and how the costs that are part of the adjustment differ from the amounts noted in the Restructuring and Related Charges footnote in your Form 10-Q for the period ended March 30, 2024. In addition, describe the extent of the operations that continued to occur at facilities you planned to close.

We respectfully advise the Staff that our “Restructuring and Related Charges” which are removed for non-GAAP purposes only include those charges that are broken out separately on the GAAP income statement as “Restructuring and Related Charges.” These amounts are charges that meet the criteria of ASC 420-10-05-2-A,

a.Involuntary employee termination benefits pursuant to a one-time benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract

b.Costs to terminate a contract that is not a lease

c.Other associated costs, including costs to consolidate or close facilities and relocate employees.

Specifically, during the period ended March 30, 2024, all $19.2 million related to involuntary termination benefits, due to a significant reduction in force action taken on March 6, 2024.

Similarly, in past periods when a decision to restructure and consolidate facilities is made, the “Restructuring and related charges” line in our GAAP income statement would only include the three types of exit obligations contemplated by ASC 420-10-05-2-A. Excess capacity charges are never segregated in our GAAP income statement and are charged to Cost of Goods Sold in the period incurred.

Regarding the extent of operations that continue to occur at facilities we plan to close, this varies by location and by quarter;

Our facility in Shenzhen, China, which was acquired as part of the acquisition of NeoPhotonics in FY 2023. We began last time build and shut-down activities in FY23, and production ceased in Q2FY24. At this time, only R&D employees remain at the site.

Our facility in Takao, Japan, which was acquired as part of the acquisition of NeoPhotonics in FY 2023. We are transferring the existing production primarily to our facility in Sagamihara, Japan, and ceasing production on other product lines. We expect the last manufacturing on the existing product lines to be completed in Q1FY25, which ends September 28, 2024. During Q3FY24 and Q4FY24, some employees were manufacturing last-time-builds and safety stock builds to facilitate the transfer (at lower levels than historical and not fully absorbing the costs of the facility), and other employees were continuing to work to facilitate the transfer to the new location. During Q1FY25, we expect such production to be completed and employees to only be working on the transfer of production. In addition, during Q4FY24, we determined that rather than shutting down the facility, we would utilize our facility in Takao for new purposes after the existing production ceases, to be a secondary manufacturing location for datacom chips. Therefore, employees will be working on the bring up of the operational footprint of a new product line in Takao, rather than fully shutting down the facility.

Our facility in Dongguan, China, which was acquired as part of the acquisition of NeoPhotonics in FY 2023. We began last time build and shut-down activities in FY23, and production ceased in Q2FY24. Lease of the building was terminated effective Q3FY24, and we are no longer incurring costs related to this location.

4)    Your response to prior comment 2 explains your non-GAAP adjustment for litigation matters. Please further explain why charges incurred in connection with offensive intellectual property litigation are considered to be a non-ordinary course litigation matter and quantify these charges.

Initiating litigation against other companies is not a key part of our ongoing business model or strategy. Initiating litigation related to any intellectual property rights in is inherently risky and uncertain due to the highly competitive and innovative nature of our industry. The technologies in the photonics industry are highly complex and often involve multiple overlapping intellectual property rights. Hence, the risks of an adverse outcome for either the defendant or a plaintiff facing counterclaims is significant and potentially material. Moreover, the costs to pursue litigation may exceed the potential benefit from the outcome of any case once initiated.

The one case in question is highly unique on a number of critical issues presented in the case, and is the only offensive litigation we have ever initiated in our Company’s history. While we vigorously intend to litigate this case, we do not reasonably expect to have other similar offensive intellectual property litigation in the foreseeable future. However, in light of the Staff’s comment, beginning in the first fiscal quarter of FY 2025, which began June 30, 2024 and ends September 28, 2024, we will no longer exclude these charges from our non-GAAP results.

5)     You address your non-GAAP adjustment for integration-related costs in your response to prior comment 2. Please further address the following:

Lumentum respectfully advises the Staff as regarding each of the supplemental points separately below.

•Quantify the amounts associated with each of the four types of costs incurred to consolidate and restructure your manufacturing and facilities footprint following your acquisition of NeoPhotonics Corporation.

The amounts associated with the four types of costs incurred are as follows;

•Tell us the types of activities being performed by employees dedicated to transfer and re-qualification in the new facility and the period of these activities (i.e., until their firm termination date).

We would like to refer the Staff to our response in Question #3 above, the last bullet, which provides details regarding the periods and timelines for specific transfer activities, which are directly related to and necessitated by integration of acquired companies. For these transfer and re-qualification activities, the types of activities being performed by employees dedicated to the transfer and re-qualification are as follows;

•Hiring and training the new staff in the facility where production is being transferred into
•Managing the tear down, transfer, and set-up of manufacturing equipment in the new location
•Overseeing re-qualification builds. Qualification builds are limited run (low-unit count) builds to evaluate the yields and performance of the product. Generally, this involves multiple rounds of builds with time in between to reconfigure equipment, retrain staff on specific technical requirements, and troubleshoot issues. The output from qualification builds are not put into inventory and do not benefit future operations.

We would also like to reiterate to the Staff that these costs are excluded from non-GAAP financial measures only if such employees have a firm termination date that has already been communicated to the employee and the employee is 100% dedicated to the transfer activity.

•Your response explains that, for non-GAAP purposes, you exclude the depreciation on idle equipment being transferred “as it represents a cost solely attributable to the integration of the acquired business”. As your response also explains that “US GAAP does not allow the cessation of depreciation on idle equipment once the asset is placed in service”, explain in further detail how you determined that it is appropriate to exclude this depreciation from your non-GAAP measures.

We respectfully advise the Staff that we are excluding the full amount of depreciation charges on these assets while they are idle during the transition phase. We are removing the amount that would be included in the most directly comparable GAAP measure. However, we are not changing the recognition or measurement principles (e.g. changing to a different depreciation method other than straight line), nor are we affecting revenue or changing the method of recognition from an accrual basis of accounting.

These are period costs that are included on our statement of income, that under normal circumstances, when a factory restructuring was not occurring, would be absorbed into the inventory costs of the related product lines and represented by the normal gross margin of the product line. Therefore, the period cost charge to the income statement is a direct result of a facility restructuring which is not part of our normal operations and the costs are not expected to continue when the transition is completed. Please note that although the depreciation itself may continue in the future when the facility restructuring is completed, such cost will be included as part of inventory and therefore, will impact our gross margin when products are sold to customers.

6)    Your response to prior comment 2 describes a non-GAAP adjustment for the amortization of PP&E step-ups. Please explain how your exclusion of depreciation expense attributable to acquired fixed assets is consistent with Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

We respectfully advise the Staff that, in normal operations, the price paid for a fixed asset is depreciated over the useful life of products, generally 3-7 years. However, manufacturing assets may be used for longer periods of time than the originally estimated useful life. When a fixed asset is marked up as a result of purchase price accounting, we believe this additional depreciation is directly attributable to the acquisition. To use a hypothetical example, a fixed asset which costs $5,000,000 is purchased in 2015 by the target company. A seven-year life is assigned to the asset. Eight years later, the fixed asset has been fully depreciated by the target and no longer has any expense to operations. Upon our acquisition of the target company in 2024, the asset is marked up to its fair value, for example, $3,000,000, and this additional value will then be depreciated over a reasonable post-acquisition life, e.g. 3 years.

We note that this treatment is similar to amortization of inventory step-up, and that exclusion of such charges is common in non-GAAP financial measures. However, in light of the Staff’s comment beginning in the first fiscal quarter of FY 2025, which began June 30, 2024 and ends September 28, 2024, we will no longer exclude these charges from our non-GAAP results.

7)    Your response to prior comment 2 discusses retention agreements. Please explain, in greater detail, why retention bonuses for continuing employee are not considered to be a normal operating expense. As part of your response, describe whether these employees need to do anything other than remain employed for a set period following the acquisition to receive a retention bonus. Refer to Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

We respectfully advise the Staff that the types of retention bonuses that are excluded relate to corporate-led initiatives like an acquisition integration or the shut-down of facility or product line. These retention agreements represent integration costs as they are intended to ensure that employees that are key to a successful integration remain employed with the company and motivated through the acquisition integration. As a result of these integration activities, there is significant risk of job elimination and voluntary attrition as synergies of employees and manufacturing footprint are integral to a successful integration and achieving the intended benefits of the acquisition. These retention agreements are managed separately from our normal operations and are driven by the acquisition and integration itself, and therefore we believe the retention payments are an incremental cost directly attributable to the acquisition, as they would not be provided in the normal course of business absent the acquisition and integration.

As these retention agreements are not employee or department-specific, they are also unique to the retention, spot bonus, and milestone bonus costs that are included as costs in our non-GAAP measures as they do not include any requirements other than remaining employed through a specified date, which will be the same for all employees. If an acquired employee is given a job-specific retention agreement with major deliverables, then the related charges are not removed from our non-GAAP measures, unless the major deliverables relate to the integration itself.

8)    Your response to prior comment 2 indicates your non-GAAP policy is to exclude integration costs that will not continue after a short time period after the acquisition, generally one year, on the basis that they were only incurred in order to facilitate the integration of the acquired company. Please reconcile your policy with your descriptions of non-GAAP adjustments for retention bonuses and PP&E step-ups, both of which appear to extend beyond one year.

We acknowledge that in our prior response, we stipulated that our policy is to exclude costs that (1) would not have been incurred if the businesses remained separate, independent companies, and (2) will not continue after a short time period after the acquisition, generally one year, on the basis that they were only incurred in order to facilitate the integration of the acquired company.

We did not intend to cause confusion. However, we wish to clarify that “generally one year” was intended to indicate that the majority of costs are under one year, and was not meant to be an absolute threshold. If costs extend past one year, but there is a finite time period that is tied directly to the acquisition integration, they may still qualify for removal from our non-GAAP measures. Examples of costs that may extend past one year include the aforementioned retention bonuses and PP&E step up, as well as various costs related to manufacturing consolidation, as such manufacturing restructuring generally takes longer than one year to complete.

9)    Please tell us why your non-GAAP measures include an adjustment to exclude Non-cash interest expense on convertible notes and other income and expenses, net.

Prior to the issuance of ASU 2020-06, convertible debt instruments with standard flexible conversion terms required the bifurcation of the fair value of the conversion option as a debt discount. As such, convertible debt was carried at a significant discount to the face value of the related debt, and the imputed interest, which was an amortization of the calculated debt discount, was recorded to the income statement. This is despite the fact that the related costs represent the leverage of the company’s equity and will never impact cash.

We would like to confirm to the Staff that we do not make any adjustments to our non-GAAP measures for the timing difference of cash.

We believe providing our investors information which removes these equity-based charges is important to their understanding of our results of operations. We noted that we remove share-based compensation like many issuers and there are similarities between these imputed interest charges and share-based compensation.

We believe the removal of these costs are also further justified by the fact that the FASB changed the rules with the issuance of ASU 2020-06, such that these costs generally will eventually cease, as the related debt is carried at face value less debt issuance costs. Removal of these costs in our past results is a meaningful adjustment that allows investors to see results that will be consistent with the future basis of accounting once our outstanding convertible debt no longer has significant amortization from conversion option bifurcation. We further advise the Staff that our 2024 notes matured and were repaid in full in March 2024. These notes contained a significant amount of amortization of the conversion option value as they had terms which required the conversion option value to remain even after application of ASU 2020-06. In Q4FY24, the amount of non-cash interest removed from our results of operations was reduced to $0.8 million, and we expect similarly non-material amounts in the future.

Please do not hesitate to contact me at 408-546-4313, or Jae Kim, SVP and General Counsel at 408-546-4222 if you have any questions regarding this response letter.

Sincerely,

/s/ Wajid Ali
Executive Vice President, Chief Financial Officer

Cc:
Jae Kim, SVP and General Counsel
Lisa Stimmell, Wilson Sonsini Goodrich & Rosati